Exhibit 99.1

GOLD ROYALTY ReportS First Quarter 2025 Results HIGHLIGHTING CONTINUED REVENUE GROWTH

Vancouver, British Columbia – May 7, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the publication of its operating and financial results for the three months ended March 31, 2025. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are pleased to report continued year-over-year revenue growth and another quarter of positive operating cash flow. These strong results reflect the embedded growth within our portfolio, which we expect to continue in 2025 as the key assets in our portfolio continue to advance. This includes three assets that are currently in the production ramp-up phase, each backed by long-life, large-scale mining operations. One of these assets – our royalty on the Borborema mine acquired in 2023 – achieved initial production during the first quarter, marking another milestone in our organic growth strategy. These and other assets in our diverse portfolio position Gold Royalty for continued and sustained revenue growth and value creation over the long term, including through the end of the decade.”

First Quarter 2025 Highlights

●	Revenue of $3.1 million; $3.6 million in Total Revenue, Land Agreement Proceeds and Interest*

●	1,249 GEOs* in the quarter

●	Record positive operating cash flow of $2.5 million, Adjusted EBITDA* of $1.7 million, and net loss of $1.3 million

●	The Company remains on track to achieve its outlook of 5,700 – 7,000 GEOs for 2025, with production on its interests weighted towards the second half of the year as several projects continue to ramp-up and progress towards full steady-state production

* Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

Selected Financial Highlights

The following table sets forth selected financial information for the three months ended March 31, 2025:

	For the three months ended March 31
	2025	2024
(in thousands of dollars, except per share and GEOs amounts)	($)	($)
Revenue	3,138	2,894
Net loss	(1,255)	(1,405)
Net loss per share, basic and diluted	(0.01)	(0.01)
Cash provided by operating activities	2,487	336
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	3,577	4,185
Adjusted EBITDA(1)	1,663	2,020
Adjusted Net Loss(1)	(1,253)	(930)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.01)	(0.01)
Gold Equivalent Ounces (“GEOs”)(1)	1,249	2,019

1)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

For further information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2025, copies of which are available under the Company’s profiles at www.sedarplus.ca and www.sec.gov.

Portfolio Update

Borborema Project (2.0% NSR): As of February 26, 2025, Aura Minerals Inc. (“Aura”) provided production guidance of 33,000 to 40,000 ounces of gold production for Borborema in 2025. Borborema is expected to achieve commercial production in the second half of 2025, reaching between 40% and 48% of its designed nominal capacity this year. Aura’s partial year production guidance represents an annualized rate of 83,000 ounces per year. On March 27, 2025, Aura announced that first production at Borborema had been achieved and that it expects to achieve commercial production by the third quarter of 2025. On May 5, 2025, Aura reiterated expectations that Borborema will achieve commercial production by the third quarter of 2025, and it reiterated its production guidance of 33,000 – 40,000 ounces of gold in 2025.

For further information, see Aura’s news releases dated February 26, 2025 March 27, 2025, and May 5, 2025 available under its profile on www.sedarplus.ca.

Borden Mine (0.5% NSR, partial royalty coverage): On April 16, 2025, Discovery Silver Corp. (“Discovery”) disclosed that it had completed the acquisition of the Porcupine complex, including the Borden mine, from a wholly owned subsidiary of Newmont Corporation for total consideration of $425 million. Discovery completed a technical report on the Porcupine complex which includes details on the Borden mine entitled “Porcupine Complex, Ontario, Canada, Technical Report on Preliminary Economic Assessment”.

For further information see such technical report and Discovery’s news release dated April 16, 2025, each available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey mine (3.0% NSR, partial royalty coverage): On February 13, 2025, Agnico Eagle Mines Limited (“Agnico Eagle”) disclosed that development activities at Odyssey remain on schedule, with ongoing ramp development and shaft sinking progressing as planned. Agnico Eagle management reported on its February 14, 2025, conference call that the results of an internal study on the sinking of a second shaft at Odyssey would be released in 2026. On April 24, 2025, Agnico released its first quarter 2025 results which highlighted operating results and key developments including that total development at Odyssey South was a quarterly record at approximately 4,377 metres.

For further information, see Agnico Eagle’s news releases dated February 13, 2025 and April 24, 2025, available under its profile on www.sedarplus.ca.

Côté Gold Mine (0.75% NSR, partial royalty coverage): On February 20, 2025, IAMGOLD Corporation (“IAMGOLD”) announced that it had achieved successful production start-up of Côté. IAMGOLD’s primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tonnes per day by the fourth quarter of 2025 and to stabilize operations by implementing and improving operation and maintenance procedures. On May 6, 2025, IAMGOLD reported financial and operating results for the quarter ended March, 31, 2025. The Côté Gold mine achieved record throughput in March, totaling nearly 1Mt, which represented monthly average throughput of 90% of the nameplate mill capacity. The Côté Gold plant averaged 34,500tpd or 96% of nameplate capacity over the past 30 days. IAMGOLD has reiterated production guidance 360,000 to 400,000 ounces of gold on a 100% basis in 2026, and is targeting to reach nameplate 36,000tpd mill capacity by year end.

For further information, see IAMGOLD’s news releases dated February 20, 2025 and May 6, 2025, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR, partial royalty coverage): On January 20, 2025, Capstone Copper Corp. (“Capstone”) reported consolidated copper production for 2024 and provided operations and capital expenditure guidance for 2025. Cozamin achieved 24,907 tonnes of copper production in 2024. Cozamin’s 2025 output is expected to be similar to 2024, at 23,000 to 26,000 tonnes of copper production at expected copper grades of approximately 1.87%. Capstone expects production to be consistently weighted through the year. On May 1, 2025, Capstone noted that first quarter 2025 production was consistent with the operator’s mine plan, mill throughput was higher compared with the same period last year, and recoveries were flat year-over-year.

For further information, see Capstone’s news releases dated January 20, 2025 and May 1, 2025, available under its profile on www.sedarplus.ca.

Fenelon Gold Project (2.0% NSR): On January 22, 2025, Wallbridge Mining Company Ltd. (“Wallbridge”) announced its 2025 exploration program for Fenelon, planning between 3,000 and 5,000 metres of exploration drilling over the Detour-Fenelon gold trend. On March 27, 2025, Wallbridge announced the filing of a National Instrument 43-101 (“NI 43-101”) technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment Update on the Fenelon Gold Project, Quebec, Canada”, dated effective March 21, 2025 which envisioned a smaller, less capital intensive operation compared to its prior technical report.

For further information, see Wallbridge’s news releases dated January 22, 2025 and March 27, 2025, available under its profile on www.sedarplus.ca.

Granite Creek Project (10.0% NPI): On March 5, 2025, i-80 Gold Corp. (“i-80”) announced a positive NI 43-101 preliminary economic assessment on the Granite Creek underground project which outlined that this project is the first property within i-80’s pipeline of assets to be redeveloped and is currently ramping up to full production. On May 5, 2025, i-80 further announced that improvements to dewatering efforts should allow the ramp-up to steady state gold production in the second half of 2025. On March 6, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek open pit project which envisions treating approximately 3.5 million tonnes per annum in a carbon in leach process plant. On April 1, 2025, i-80 announced the filing of a technical report titled “NI 43-101 Preliminary Economic Assessment Technical Report, Granite Creek Project” and a technical report summary under S-K 1300 titled “Initial Assessment of the Granite Creek Mine”, each dated effective December 31, 2024.

For further information, see such technical report and technical report summary and i-80’s news releases dated March 5, 2025, March 6, 2025, April 1, 2025 and May 5, 2025, each available under its profile on www.sedarplus.ca.

Ren Project (1.5% NSR and 3.5% NPI): In its management’s discussion and analysis for the year ended December 31, 2024, Barrick Gold Corporation (“Barrick”) provided early disclosure on the expected development and production timeline for Ren, part of the Nevada Gold Mines joint venture (Barrick 61.5%, Newmont 38.5%). It disclosed that it expects that Ren will produce an average of 140,000 ounces of gold per year (100% basis) at full production beginning in 2027. Barrick reiterated its targeted production and timeline on May 7, 2025 and noted that the joint venture had spent $95 million at Ren as at March 31, 2025 including $23 million in the first quarter, of an estimated $410 to $470 million (100% basis).

For further information, see Barrick’s management’s discussion and analysis for the year ended December 31, 2024 and for the quarter ended March 31, 2025, available under its profile on www.sedarplus.ca.

South Railroad Project (0.44% NSR, partial royalty coverage): On February 25, 2025, Orla Mining Ltd. (“Orla”) released results of the 2024 South Carlin Complex exploration program and outlined the 2025 exploration plans for South Railroad. In 2024, Orla conducted over 19,000 metres of drilling which returned multiple high-grade intersections beyond the currently envisioned open pits, demonstrating the potential to further expand resources and reserves at Dark Star and Pinion pits. Orla expects to invest $15 million in its 2025 exploration program to drill an additional 18,000 metres. Approximately 10,000 metres will be focused on near-deposit targets close to Dark Star and Pinion, aiming to expand resources and extend the projected open pits; the remaining 8,000 metres of drilling will target areas to define new shallow oxide gold mineralization. Additionally, Orla disclosed that it expects to complete updated mineral resource and mineral reserve estimates and to complete an updated technical report in the second half of 2025. It also reiterated its projected 2027 first production from South Railroad.

For further information, see Orla’s news release dated February 25, 2025, available under its profile on www.sedarplus.ca.

Tonopah West Project (3.0% NSR): On February 18, 2025, Blackrock Silver Corp. (“Blackrock Silver”) disclosed that it had commenced permitting initiatives at Tonopah West with the objective of receiving the necessary approvals and permits to break ground on an exploration decline in 2027. Blackrock Silver has also expanded its drilling programs by an additional 15,000 m with an anticipated release of an updated NI 43-101 mineral resource estimate in the third quarter of 2025. On February 20, 2025, Blackrock Silver also reported multiple >1 kg/t silver equivalent intercepts from an in-fill drilling program initiated in mid-July 2024 at Tonopah West. On March 31, 2025, Blackrock reported significant drill results 1.2km east of the existing mineral resource. This step-out drilling remains within Gold Royalty’s royalty coverage.

For further information, see Blackrock Silver’s news releases dated February 18, 2025, February 20, 2025 and March 31, 2025, available under its profile on www.sedarplus.ca.

Vareš Mine (100% copper stream with ongoing payments of 30% of the spot copper price): On February 18, 2025, Adriatic announced the successful completion of its two-tranche institutional placement to raise A$80 million (approximately $50 million). Proceeds are intended to be used to fast-track the processing plant expansion, initiate technical studies and workstreams, and provide financial flexibility during ramp-up to nameplate production, anticipated to be in the second half of 2025. Adriatic expects the expansion to 1.0 million tonnes per annum (Mtpa) from current nameplate 0.8Mtpa will be completed in 2026 and the expansion to 1.3 Mtpa will be completed in 2027. On March 31, 2025, Adriatic released an operations update for the Vareš mine for the first quarter of 2025, disclosing that the Vareš mill processed a record 68 kt of ore compared to 47kt in the fourth quarter of 2024, and that it produced 1.3Moz AgEq compared to 0.9 Moz AgEq in the previous quarter. Adriatic disclosed that its expectation for achieving commercial production had been delayed from the first quarter to the second quarter of 2025. Adriatic outlined that construction of the Veovaca tailings facility was completed during the first quarter and that initial depositions would commence in early April. On April 30, 2025 Adriatic reported 66kt ore milled in the first quarter 2025, a 40% improvement quarter-over-quarter. It disclosed that, following the end of the quarter, it continues to make significant progress, hitting monthly records for mill throughput, silver equivalent metal production, mine development metres, and shipment values in April 2025. Commercial production remains on track for the second quarter of 2025.

For further information see Adriatic’s Australian Stock Exchange announcements dated February 18, 2025, March 31, 2025 and April 30, 2025.

Whistler Project (1.0% NSR and right to acquire an additional 0.75% NSR): On February 10, 2025, U.S. GoldMining Inc. (“U.S. GoldMining”) announced the drill discovery of a new high-grade zone at Raintree prospect at the Whistler project. On April 15, 2025, U.S. GoldMining announced it intends to commence an initial assessment under U.S. Regulation S-K 1300 and a preliminary economic assessment under Canadian NI 43-101 for the Whistler Project. On April 24, 2025, U.S. GoldMining announced it had commenced metallurgical test work which will help to support the proposed initial economic assessment at the Whistler Project.

For further information see U.S. GoldMining’s news releases dated February 10, 2025, April 15, 2025 and April 24, 2025, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with two new royalties added in the three months ended March 31, 2025. We have generated 50 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 33 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only approximately $0.02 million spent on maintaining the mineral interests in the first quarter of 2025.

2025 Outlook

The Company maintains its forecast of between 5,700 and 7,000 GEOs, which includes approximately 600 GEOs of contractual Land Agreement Proceeds, based on an assumed gold price of $2,668 per ounce, and a copper price of $4.23 per pound. 2025 continues to be another growth year for Gold Royalty, as many of our cash flowing assets continue to ramp-up through the year towards full production run rate levels.

The Company expects to achieve positive free cash flow in 2025 when a number of recently completed and cash flowing projects ramp up in production, including a full year of cash inflows from the Company’s interests in the Côté Gold mine and Vareš mine, initial production revenue from the Borborema project as it achieves commercial production in 2025 and continued cash flow from the Cozamin mine, Borden mine and Canadian Malartic / Odyssey mine.

First Quarter 2025 Results Conference Call Details

A conference call will be held on Thursday, May 8, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The first quarter 2025 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under NI 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs and contractual payments, the Company’s outlook, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production, and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted

Adjusted Net Loss is calculated by adding land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1) and share of loss in associate and deducting the following from net loss: dilution gain in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain and other income. Adjusted Net Loss Per Share, basic and diluted, have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

(1)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended March 31
	2025	2024
(in thousands of dollars, except per share amount)	($)	($)
Net loss	(1,255)	(1,405)
Land Agreement Proceeds credited against other mineral interests	113	1,050
Interest income credited against gold-linked loan	326	241
Accretion of convertible debentures	519	395
Transaction related and non-recurring general and administrative expenses	61	95
Share of loss in associate	30	52
Dilution gain in associate	—	(9)
Change in fair value of gold-linked loan	(290)	(639)
Change in fair value of short-term investments	74	(101)
Change in fair value of embedded derivative	(100)	(191)
Foreign exchange gain	(29)	(87)
Gain on loan modification	(693)	(310)
Other income	(9)	(21)
Adjusted Net Loss	(1,253)	(930)
Weighted average number of common shares	170,325,913	145,778,698
Adjusted Net Loss Per Share, basic and diluted	(0.01)	(0.01)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2024	2,072	4,185	2,019
For the three months ended March 31, 2025	2,865	3,577	1,249

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2025 and 2024, respectively:

	For the three months ended March 31
	2025	2024
(in thousands of dollars)	($)	($)
Royalty	1,116	1,062
Streaming	484	—
Advance minimum royalty and pre-production royalty	1,078	830
Land agreement proceeds	573	2,052
Interest income credited against gold-linked loan	326	241
Total Revenue, Land Agreement Proceeds and Interest	3,577	4,185
Land agreement proceeds credited against other mineral interests	(113)	(1,050)
Interest income credited against gold-linked loan	(326)	(241)
Revenue	3,138	2,894

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of loss in associate, dilution gain in associate, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange gain, gain on loan modification and other income to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Adjusted EBITDA.

(2)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended March 31
(in thousands of dollars)	2025 ($)	2024 ($)
Net loss	(1,255)	(1,405)
Depletion	91	520
Depreciation	19	20
Finance costs	2,205	1,784
Current tax expense	68	789
Deferred tax (recovery)/expense	360	(363)
Land Agreement Proceeds credited against other mineral interests	113	1,050
Interest income credited against gold-linked loan	326	241
Transaction related and non-recurring general and administrative expenses	61	95
Share-based compensation	692	595
Share of loss in associate	30	52
Dilution gain in associate	—	(9)
Change in fair value of gold-linked loan	(290)	(639)
Change in fair value of short-term investments	74	(101)
Change in fair value of embedded derivative	(100)	(191)
Foreign exchange gain	(29)	(87)
Gain on loan modification	(693)	(310)
Other income	(9)	(21)
Adjusted EBITDA	1,663	2,020